OMB APPROVAL

                                                             OMB 3235-0145


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                           NOBILITY HOMES, INC.
                             (Name of Issuer)

                      Common Stock - $0.10 par value
                      (Title of Class of Securities)

                                654892 10 8
                              (CUSIP Number)

     Linda Y. Kelso, Esq., P. O. Box 240, Jacksonville, FL 32201-0240
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             October 23, 1996
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five person of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

SEC 1746 (9-82)

                                    13D
CUSIP NO. 654892 10 8


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Terry E. Trexler
     Social Security No.  ###-##-####

   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [_]
                                                           (b)  [_]
   SEC USE ONLY

   SOURCE OF FUNDS*
     N/A

   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO ITEMS 2(d)
     or 2(e)                                                    [_]
     N/A

   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

                                 7    SOLE VOTING POWER
           NUMBER OF
             SHARES                     1,376,107 shares
          BENEFICIALLY
                                 8    SHARED VOTING POWER
            OWNED BY                    -0-

              EACH               9    SOLE DISPOSITIVE POWER
            REPORTING                   1,376,107 shares
             PERSON
              WITH
             10    SHARED DISPOSITIVE POWER
                                        -0-

   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,376,107 shares


   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                        [X]

   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      46.3%


   TYPE OF REPORTING PERSON*
      IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     This statement relates to the sale by the reporting person of an aggregate of 28,000 shares of common stock, $.10 par value (the "Common Stock"), of Nobility Homes, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 3741 S.W. 7th Street, P. O. Box 1659, Ocala, Florida 34478.

Item 2.   Identity and Background.

     (a) This statement is being filed by Terry E. Trexler (referred to as "Mr. Trexler").

     (b) Mr. Trexler's business address is 3741 S.W. 7th Street, P. O. Box 1659, Ocala, Florida 34478.

     (c) Mr. Trexler's present occupation is President and Chairman of the Board of the Company.

     (d) During the last five years, Mr. Trexler has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Trexler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Trexler is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.   Purpose of Transaction.

     The Common Stock was acquired and held by Mr. Trexler for investment purposes. Subject to the considerations outlined below, Mr. Trexler may purchase additional shares from time to time in the open market. In determining whether to purchase additional shares, Mr. Trexler intends to consider, on a continuing basis, factors such as the Company's financial condition, results of operations and future prospects, other developments concerning the Company, market value of the Common Stock in relation to its book value, other available investment opportunities and general economic and market conditions. Depending on such factors and subject to applicable securities law requirements, Mr. Trexler may determine at some time to dispose of all or a portion of his shares.

     Except as set forth above, Mr. Trexler has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d)  Any change in management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b) Mr. Trexler beneficially owns 1,376,107 shares of Common Stock, which represents 46.3% of the Common Stock outstanding, including 1,237 shares held in trust for the benefit of Mr. Trexler's grandchildren. Mr. Trexler has sole voting and dispositive power with respect to such shares. Mr. Trexler disclaims ownership of an additional 25,524 shares of Common Stock which are held in a trust for the benefit of one of Mr. Trexler's children, as to which Mr. Trexler has no voting or investment power.

     (c) The following table lists the transactions in the Company's Common Stock effected by Mr. Trexler in the past sixty days, all of which were made through one of the Company's market makers, Pauli & Company Incorporated, in open market transactions.

                    Nature of       Price Per        No. of
      Date         Transaction        Share          Shares

    [C]               [S]            [C]             [C]
    10-23-96
         Sale          $15.25         7,500

    10-24-96
         Sale          $15.25         1,500

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Trexler and any person with respect to any shares of Common Stock.

Item 7.   Material to be Filed as Exhibits.

     None.

                                SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/
                                        Terry E. Trexler



DATE:          December 10, 1996